Mail Stop 3561

January 26, 2007

Michael Moran, CEO
Allion Healthcare, Inc.
1660 Walt Whitman Road, Suite 105
Melville, New York 11747

>   **Re:**   **Allion Healthcare, Inc.**
>   **Form 10-KSB/A for Fiscal Year Ended**
>   **December 31, 2005**
>   **Supplemental response filed January 3, 2007**
>   **File No. 0-17821**

Dear Mr. Moran:

We have reviewed your filings and supplemental response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year ended December 31, 2005

Note 19. Stockholder's Equity, page 68

C. Warrants, page 69

1.   We note your response to prior comment three of our letter dated December 8, 2006. We continue to believe that 20% does not appear to have been an appropriate measurement of volatility under SFAS 123 for the warrants issued in

the Specialty acquisition. We note that SAB 107 was issued in March 2005 and permits the use of implied volatility. However, it appears that you did not meet the conditions outlined for the use of implied volatility in SAB 107, which provides for the use of implied volatility derived from an issuer's own publicly traded options, not from those of comparable public companies. Further, we note that all of conditions outlined in Question 4 of SAB Topic 14.D.1 would need to be met before exclusive reliance on implied volatility would be appropriate. We also note that the paragraphs of SFAS 123 cited in your response are only applicable when evaluating actual measured historical volatility, and as noted in Question 2 of SAB Topic 14.D.1, any exclusion of periods of historical data must be factually supported, and are expected to be rare.

2.   With respect to prior comments three and five, we note the analysis provided in Appendix B of your response letter. The comparable companies used in the analysis include McKesson, Caremark and other multi-billion dollar companies. Given that your market capitalization was approximately $150 million at December 31, 2005, please explain why you believe that companies with market capitalizations in the billions are representative of your company for purposes of estimating volatility. Alternatively, revise your analysis to include companies with comparable market capitalizations. Refer to paragraphs A22 and A32 of SFAS 123(R) and Question 6 of SAB Topic 14.D.1. Also, please tell us if you used daily historical prices or another interval as an input to use in calculating volatility for each of the selected companies.

3.   After considering the comments above, if you continue to believe that the previously filed financial statements for the year ended December 31, 2005 do not require amendment, please provide us with an updated analysis of how you reached this determination, including the quantitative impact of each error on each affected quarterly and annual period, as well as the cumulative effect of all unrecorded adjustments on retained earnings. Expand the analysis provided in Appendix A to include the effect on each financial statement line item.

        Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before February 8, 2007. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Carlton Tartar at (202) 551-3387 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies